3/13

03007566

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Stina Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 01 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2062 FISCAL YEAR 9-30-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 3/20/03

82-2062

STINA RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of STINA RESOURCES LTD. (the "Company") will be held on March 22, 2002 at 2100-1066 West Hastings, Vancouver, B.C. at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period(s) ending September 30, 2001 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting.

5. To approve an ordinary resolution to grant incentive stock options to insiders and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share that are in accordance with the policies of the Canadian Venture Exchange and to approve any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options.

6. To authorize the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of outstanding listed shares.

7. To authorize, upon the exercise of stock options, the issuance of shares to insiders, within a one year period, exceeding 10% of the outstanding listed shares.

8. To authorize, upon the exercise of stock options, the issuance of shares to any one insider and such insider's associates within a one year period, exceeding 5% of the outstanding listed shares.

9. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

10. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 11th day of February, 2002.

AR/S
9-30-01

BY ORDER OF THE BOARD OF DIRECTORS OF STINA RESOURCES LTD.

Per: *"Edward Gresko"*
Edward Gresko, Director

STINA RESOURCES LTD.

INFORMATION CIRCULAR

This information circular contains information as at February 11, 2002.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the 'Meeting") of the members (shareholders) of STINA RESOURCES LTD. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Proxy are representatives of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 830 - 625 HOWE STREET, VANCOUVER, B.C., V6C 3B8 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 2100-1066 West Hastings Street, Vancouver, B.C. V6E 3X2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 6,439,967 common shares of the Company are presently issued and outstanding.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	Number of Shares	Percentage of Outstanding Shares
Sydney Mann	750,000 (escrow)	11.6%
CDS & Co.*	3,079,887	47.7%
CEDE & Co.*	1,240,466	19.3%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at 3 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name, Position and	Principal Occupation or Employment	Period a Director of the Company	Shares Beneficially Owned
Sidney Mann Director	Businessman	Since January 22, 1996	750,000 (escrow)
Edward Gresko Secretary & Director	Salesman	Since April 8, 1993	600
Charles M. Smith Director	Businessman	Since February 7, 1998	Nil

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada, except for Sidney Mann. Details of remuneration paid to the Company's executive officers is set out under the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Edward Gresko, Charles M. Smith and Sidney Mann.

Advance notice of this meeting inviting nomination for directors of the Company as required by Section 111 of the Company Act, British Columbia, was published in the Vancouver Province Newspaper on January 24, 2002 and delivered to the British Columbia Securities Commission and the Canadian Venture Exchange.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Sala ry ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Sidney Mann	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sidney Mann	1999	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Edward Gresko	1998	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (# common shares)	% of Total Options Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Sidney Mann	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY - End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Sidney Mann	Nil	Nil	Nil	Nil

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements attached hereto.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants of Vancouver, British Columbia, as Auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Incentive Stock Options

Canadian Venture Exchange ("CDNX") Policy 4.4 provides that a listed company must obtain "disinterested shareholder approval" (determined in accordance with CDNX Policy 4.4) to:

(i) a decrease in the exercise price of stock options previously granted to insiders;

(ii) the reservation, for issuance under stock options granted to insiders, shares exceeding 10% of the number of outstanding listed shares;

(iii) the issuance to insiders, upon the exercise of stock options, within a one year period, shares exceeding 10% of the outstanding listed shares;

(iv) the issuance to any one insider and such insider's associates, upon the exercise of stock options, within a one year period, shares exceeding 5% of the outstanding listed shares.

Accordingly, members will be asked to pass resolutions authorizing the above.

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 11th day of February, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *"Edward Gresko"*
Edward Gresko, Director

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: **____X___Schedule A**
_______Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**

TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **SEPTEMBER 30, 2001**

DATE OF REPORT:**FEBRUARY 14, 2001**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**"EDWARD GRESKO"**	**02/02/14**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

SIDNEY MANN	**"SYDNEY MANN"**	**02/02/14**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

DALE MATHESON CARR-HILTON
CHARTERED ACCOUNTANTS

Partnership of:

James F Carr-Hilton, Ltd. Peter J Donaldson, Inc. Fraser G. Ross, Ltd.
Robert J Burkart, Inc. Alvin F Dale, Ltd. Robert J Matheson, Inc.

AUDITORS' REPORT

To the Shareholders of
Stina Resources Ltd.

We have examined the consolidated balance sheets of **Stina Resources Ltd.** as at September 30, 2001 and 2000 and the consolidated statements of deficit, operations and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

signed: ***"DALE, MATHESON, CARR-HILTON"***

Vancouver B.C.
February 8, 2002

CHARTERED ACCOUNTANTS

A MEMBER OF MGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS
Vancouver Office: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687-4747 • Fax: 604 687-4216 • E-mail: dmc@dmch.com
Surrey Office: Suite 303-7337-137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572 4586 • Fax: 604 572 4587 • E-mail: dmc@dmch.com

STINA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2001 AND 2000

STINA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2001 AND 2000

	2001 $	2000 $
ASSETS		
CURRENT ASSETS		
Cash	1,094	4,848
Accounts receivable	3,017	7,159
Inventories **(Note 3)**	10,996	15,454
	15,107	27,461
CAPITAL ASSETS (Note 4)	1,753	2,191
OTHER		
Incorporation costs	804	804
	17,664	30,456
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	51,982	60,436
Due to director **(Note 9)**	5,645	-
	57,627	60,436
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (Note 5)	2,309,404	2,309,404
DEFICIT	(2,349,367)	(2,339,384)
	(39,963)	(29,980)
	17,664	30,456

APPROVED ON BEHALF OF THE BOARD

"Sidney Mann" **Director**

"Edward Gresko" **Director**

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED SEPTEMBER 30, 2001 AND 2000

	2001 $	2000 $
BALANCE, beginning of year	(2,339,384)	(2,332,549)
NET LOSS	(9,983)	(6,835)
BALANCE, end of year	(2,349,367)	(2,339,384)

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2001 AND 2000

	2001 $	2000 $
SALES	160,943	221,268
COST OF GOODS SOLD (Schedule 1)	30,357	58,369
GROSS PROFIT	130,586	162,899
EXPENSES		
Operating expenses **(Schedule 2)**	83,635	100,624
Administration expenses **(Schedule 3)**	75,434	69,110
	159,069	169,734
NET LOSS BEFORE OTHER ITEM	(28,483)	(6,835)
OTHER ITEM		
Recovery from write-off of prior accounts payable	18,500	-
NET LOSS	(9,983)	(6,835)
LOSS PER SHARE (Note 6)	(0.002)	(0.001)
WEIGHTED AVERAGE NUMBER OF SHARES	6,439,967	6,439,967

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2001 AND 2000

	2001 $	2000 $
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES		
Net loss	(9,983)	(6,835)
Add non-cash item:		
Amortization	438	548
Recovery from write-off of accounts payable	(18,500)	-
	(28,045)	(6,287)
Net changes in other non-cash operating accounts		
Accounts receivable	4,142	2,544
Inventories	4,458	7,189
Deposits and prepaids	-	188
Accounts payable	10,046	(368)
	(9,399)	3,266
INVESTING ACTIVITIES		
Acquisition of capital assets	-	(150)
FINANCING ACTIVITIES		
Due to director	5,645	-
(DECREASE) INCREASE IN CASH	(3,754)	3,116
CASH, beginning of year	4,848	1,732
CASH, end of year	1,094	4,848

- See Accompanying Notes -

Schedule 1

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD

YEARS ENDED SEPTEMBER 30, 2001 AND 2000

	2001 $	2000 $
OPENING INVENTORY	15,454	22,643
ADD:		
Purchases	5,563	31,265
Cleaning and grinding	-	592
Packaging	17,083	12,403
Duty, freight and brokerage	3,253	6,920
	25,899	51,180
	41,353	73,823
LESS ENDING INVENTORY	(10,996)	(15,454)
COST OF GOODS SOLD	30,357	58,369

Schedule 2

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF OPERATING EXPENSES

NORTHERN SEA'S DIVISION

YEARS ENDED SEPTEMBER 30, 2001 AND 2000

	2001 $	2000 $
Advertising and promotion	2,354	4,110
Office	3,426	6,204
Rent	18,553	19,321
Telephone	5,454	6,947
Wages, commissions and contract services	46,254	54,631
Shipping and postage	7,594	9,411
	83,635	100,624

Schedule 3

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF ADMINISTRATIVE EXPENSES

YEARS ENDED SEPTEMBER 30, 2001 AND 2000

	2001 $	2000 $
Accounting, audit and legal	13,495	19,273
Amortization	438	548
Bad debt expense	2,009	-
Bank charges and interest	2,192	2,618
Consulting fees	40,963	31,288
Office and sundry	1,704	23
Regulatory fees and shareholder mailings	2,120	2,481
Rent	8,400	8,400
Transfer Agent	4,113	4,479
	75,434	69,110

- See Accompanying Notes -

1. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

The Company has experienced continued operating losses and has a working capital deficiency of $42,520. The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Amortization

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

b) Income taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted and estimated tax rates and laws that will be in effect when the differences are expected to reverse.

The fundamental principle of "future income taxes" is that an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. An extension of this fundamental principle is that in the case of unused tax losses, income tax reductions and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

The Company has available losses for income tax purposes. As the likelihood of future profit has not been established, no future income tax benefit has been recognized in these consolidated financial statements.

c) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value. Inventories of work in progress are recorded at the lower of laid down costs and net realizable value. Cost includes a factor for production labour and overhead.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

d) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the year. Unrealized gains and losses are deferred in the accounts and amortized over their expected life.

e) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

f) Principles of consolidation

These financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated.

g) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, **(Note 1)** useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

h) Financial instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable, which are short term in nature. The fair value of these instruments approximates their carrying value.

i) Risk management

Credit and foreign currency risks is managed by policies developed by the board of directors.

The Company is not exposed to significant risks outside the normal scope of its operations.

3. INVENTORIES

	2001 $	2000 $
Inventories consist of:		
Raw materials	3,711	4,756
Finished goods	7,285	10,698
	10,996	15,454

4. CAPITAL ASSETS

	2001 $			2000 $
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,328	851	1,064
Laboratory equipment	4,270	3,368	902	1,127
	7,449	5,696	1,753	2,191

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued	2001		2000	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance	6,439,967	2,309,404	6,439,967	2,309,404

b) Shares in escrow

750,000 shares (2000 - 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

6. LOSS PER SHARE

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

Diluted loss per share has not been presented as it would be anti-dilutive.

7. RELATED PARTY TRANSACTIONS

During the year, the Company paid premises rent in the amount of $8,500 (2000 - $8,500) to a company with common directors. The rent is payable on a month to month tenancy.

During the year sales commissions included in wages, commissions and contract services expense totalling $24,000 were paid to a director of the Company (2000 - $24,000) for product sales.

During the year, the Company incurred fees in the amount of $38,525 (2000 - $31,237) to a company owned by an officer of the Company for administrative services performed on behalf of the Company.

Related party transactions have been recorded at their dollar exchange amount.

8. LOSS CARRY FORWARD

The company has available consolidated losses of approximately $680,500 which may be carried forward to apply against future income for tax purposes. The possible future benefit to the company of utilizing these losses has not been recognized in these financial statements. The losses expire as follows:

Available to	Amount $
2002	336,000
2003	170,000
2004	97,000
2005	23,000
2006	39,000
2007	6,000
2008	9,500
	680,500

9. DUE TO DIRECTOR

The amount due to director is non-interest bearing and has no specified terms of repayment.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________ **Schedule A**
___x___ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**

TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **SEPTEMBER 30, 2001**

DATE OF REPORT:**FEBRUARY 14, 2001**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**"EDWARD GRESKO"**	**02/02/14**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**"SYDNEY MANN"**	**02/02/14**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3)

2. See Financial Statements (Note 7)

3. a) See Financial Statements (Note 5)

   b) See Financial Statements (Note 5)

4. a) See Financial Statements (Note 5)

   b) See Financial Statements (Note 5)

   c) See Financial Statements (Note 5)

   d) 750,000 shares held in escrow

5. List of Directors

   Mr. Edward Gresko
   Mr. Sidney Mann
   Mr. C.M. Smith

STINA RESOURCES LTD.
QUARTERLY REPORT

SEPTEMBER 30, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending September 30, 2001, with the officers of the company, the auditors, and themselves respectively. The company is engaged in the alternative health food manufacturing and wholesaling business and maintains a product line of natural food supplements sold in Canada, the United States and internationally under the brand name Northern Seas Products.

   The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, as well as research conducted on affected diseases including arthritis, cancer, and other ongoing health problems. Primarily the company markets on a distributor and wholesale basis to health stores, health facilities, pet food stores and zoos. The company also produces educational and promotional literature to provide consumers in aiding them in their use of the products. Information and ordering is also available at the company website. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

   The company manufactures under it's manufacturing division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage based capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfates, devil's claw and other natural herbal ingredients.

   Over the past several years the company has seen a strong increase in its equine products market. Under the Northern Seas brand name Sea Horse, the company produces natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy and coat development..

   During the past year the company launched it's newest addition to the product, the innovative Pet Wonder. Completely natural, Pet Wonder provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Pet Wonder has opened a whole new marketplace for Northern Seas, the pet food store and sales have been very strong throughout Canada since introduction. Plans to fully distribute in the US are underway while plans to market in the United Kingdom have been put on hold.

The overall sales of the company have increased marginally comparative to last year's results and it is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing products has a slower growth than at the time they were introduced.

The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Over the past several years additional financing has not be required. (See also Financial Statements - Note 1)

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

   b) Not applicable

   c) Not applicable

   d) See financial statements (Note 4)

   e) See financial statements (Note 7)

   f) See financial statements (Note 7)

   g) Not applicable

   h) See financial statements (Note 7)

   i) The company is not currently engaged in any legal proceedings

   j) See financial statements (Note 7)

   k) Not applicable

   l) Not applicable

   m) Not applicable

   n) Jim Wall has been appointed Company Secretary.

   o) No special resolutions have been passed by the company directors during the year.

4. Subsequent Events

Subsequent to year-end, the company continues to develop the Pet Wonder and Sea Horse product markets. The company intends to launch both products in Europe in the oncoming year. The company continues to seek new opportunities in the health industry.

No new management agreements have been entered into during the subsequent period.

5. a) Not applicable

   b) Not applicable

6. The Company has experienced an operating loss of $28,483 at the year-end 2001, compared with $6835 at year-end 2000. The recovery from write-off of prior accounts payable (see other Other Items on Statement of Operations) has reduced the net loss for 2001 to $9,983. The company experienced a working capital deficiency of $42,520, compared with $32,975 in 2000. Both the increased operating loss and working capital deficiency resulted from a reduction in sales of 27% from 2000. Sales are expected to rise marginally during the current year, however the addition of new products will be required to substantially raise gross revenue substantially. Therefore, the company is exploring the development of new products for the human natural foods line. While production costs have been reduced during the past year, they are not expected to be reduced much further for the coming year and administrative costs are expected to remain similar.

   The Company's ability to continue is a going concern and it realizes that the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations. (See also financial statements notes)